[TYPE] SC 13G
[DOCUMENT-COUNT] 1
[SROS] NONE
[FILER]
 [CIK] 0000352956
 [CCC] a@2byexs
 [FORM-TYPE] SC 13G
[SUBJECT-COMPANY] FAFCO, INC.
 [CIK] 0000352956
 [IRS-NUMBER]94-2159547
 [NAME] ALEX N. WATT

CUSIP No. 302390109                                         Page 1 of 5 Pages


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                              	UNITED STATES
	                  SECURITIES AND EXCHANGE COMMISSION
                        	Washington, D.C.  20549


                              	SCHEDULE 13G

                	Under the Securities Exchange Act of 1934

                     (Amendment No. ______________)*


                               	FAFCO, Inc.
                             (Name of Issuer)


                      	Common Stock, $0.125 par value
                     	(Title of Class of Securities)

                               	302390109
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement ?. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

                            	Page 1 of 5 Page



CUSIP No. 302390109             13G             Page 2 of 5 Pages




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Freeman A. Ford ###-##-####



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	        (a)
    N/A 	(b)   ?



3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA




NUMBER OF           5     SOLE VOTING POER
SHARES
BENEFICIALLY              1,778,096
OWNED BY EACH
REPORTING
PERSON WITH


                    6     SHARED VOTING POWER
                          298,000

                    7     SOLE DISPOSITIVE POWER
                          1,778,096

                    8     SHARED DISPOSITIVE POWER
                          298,000

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,076,096

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 62.9%

12    TYPE OF REPORTING PERSON*
      N/A


	     *SEE INSTRUCTION BEFORE FILLING OUT

Item 1.
       (a)	Name of Issuer:  FAFCO, INC.

       (b)	Address of Issuer's Principal Executive Offices:

           2690 Middlefield Road
           Redwood City, CA 94063

Item 2.
       (a)	Name of Person Filing:

           Freeman A. Ford

       (b)	Address of Principal Office:

           c/o FAFCO, Inc.
           2690 Middlefield Road
           Redwood City, CA 94063

       (c)	Citizenship:

           USA

       (d)	Title of Class of Securities:

           Common Stock, $0.125 par value

       (e)	CUSIP Number:

           302390109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person is a:
     (a)	  Broker or Dealer registered under Section 15 of the Act
     (b)	 	Bank as defined in section 3(a)(6) of the Act
     (c)	 	Insurance Company as defined in section 3(a)(19) of the Act
     (d)	  Investment Company registered under section 8 of the
           Investment Company Act
     (e)   Investment Adviser registered under section 203 of the
           Investment Advisers Act of 1940
     (f)   Employee Benefit Plan, Pension Fund which is subject to
           the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 240.13d-1(b)(1)(ii)(F)
     (g)	 	Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
           (Note: See Item 7)
     (h)	 	Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership
        (a)	Amount Beneficially Owned:

             1,455,846 Shares of Common Stock
                     0 Shares of Common Stock currently issuable upon
                       exercise of warrants.
                82,250 Shares of Common Stock currently issuable upon
                       exercise of options.
               240,000 Shares of Common Stock currently issuable upon
                       conversion of promissory notes issued by the Company.
               298,000 Shares of Common Stock held in a trust for the
                       benefit of filing person's children, of which
                       Mr. Ford is one of two trustees.
             _________
             2,076,096


        (b)	Percent of Class:  62.9%

        (c) Number of shares as to which such person has:



                   (i) sole power to vote or to direct the vote:    1,778,096
                  (ii) shared power to vote or to direct the vote:    298,000
                 (iii) sole power to dispose or direct the
                       disposition of:                              1,778,096
                  (iv) shared power to dispose or direct the
                       disposition of:                                298,000


Item 5.	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following.

        Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of
        Another Person.

        Not applicable.

Item 7.	Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8.	Identification and Classification of Members of the Group

        Not applicable.


Item 9.	Notice of Dissolution of Group

        Not applicable.

Item 10.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


	                             SIGNATURE

     	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            February 14, 1997
                                                   Date




                                                 Signature



                                              Freeman A. Ford
                                                 Name/Title